UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

The information contained in this Report on Form 6-K of Vision Marine Technologies Inc., a Quebec corporation (the “Company”), except for the press release furnished herewith as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On September 8, 2023, the Board of Directors (the “Board”) of the Company appointed Dr. Philippe Couillard as a member of the Board and as a member of the Audit Committee of the Board. On September 11, 2023, the Company published the press release furnished herewith as Exhibit 99.1 regarding the appointment of Dr. Couillard.

From 2014 to 2018, Dr. Couillard served as the 31st Premier (First Minister) of Quebec. Prior to that, Dr. Couillard served as the Minister of Health for the province of Quebec from 2003 to 2008. Dr. Couillard also served as a Member of the National Assembly from 2003 to 2008 and from 2013 to 2018. Dr. Couillard is currently a member of various boards of directors, including the boards of the Atlantic Salmon Federation (2020-present); and Carebook Technologies Inc. (2020-present) (TSX-V: CRBK.V). Dr. Couillard was previously a member of the board of directors of the Canadian Cancer Society (2019-2023). Dr. Couillard began his career practicing neurosurgery internationally from 1985 to 2003. Dr. Couillard served as Chief Surgeon in the Department of Neurosurgery at the Hôpital Saint-Luc in Montréal from 1989 to 1992 and was chairman of surgery at the University of Sherbrooke from 1996 to 2003. Dr. Couillard also co-founded the Dhahran Department of Neurosurgery in Saudi Arabia, where he practiced from 1992 to 1996. Dr. Couillard received his medical degree in 1979 and completed his specialty training in neurosurgery in 1985 at the Université de Montréal.

Dr. Couillard was not selected as a director pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Dr. Couillard and the directors, nor between Dr. Couillard and any executive officer, of the Company. Dr. Couillard is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Exhibits

Exhibit No.	Exhibit
99.1	Press release, dated September 11, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: September 11, 2023	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer